UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BANC OF CALIFORNIA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05990K106

(CUSIP Number)

WP Clipper GG 14 L.P.

WP Clipper FS II L.P.

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons WP Clipper GG 14 L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,694,581(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,694,581(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,694,581(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 7.41%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 11,694,581 shares of common stock, par value $0.01 per share (“Common Stock”) of Banc of California, Inc. (the “Issuer”) directly held by WPGG14 Purchaser.
(2)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons WP Clipper FS II L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,898,193(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,898,193(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,898,193(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 2.47%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 3,898,193 shares of Common Stock of the Issuer directly held by WPFSII Purchaser.
(2)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,276,938
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,276,938

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,276,938
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 2.08%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,787,867
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,787,867

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,787,867
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 1.13%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus Global Growth 14-B (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,352,486
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,352,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,352,486
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 2.13%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus Global Growth 14-E (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,414,109
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,414,109

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,414,109
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.90%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus Global Growth 14 Partners (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,317,278
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,317,278

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,317,278
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.84%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons WP Global Growth 14 Partners (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 545,903
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 545,903

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,903
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.35%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus Financial Sector II (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,263,372
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,263,372

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,263,372
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 2.07%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus Financial Sector II-E (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 307,295
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 307,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 307,295
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.20%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus Financial Sector II Partners (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 327,526
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 327,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 327,526
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.21%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth 14 GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,694,581
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,694,581

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,694,581
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 7.41%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth 14 GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,694,581
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,694,581

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,694,581
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 7.41%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Financial Sector II GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,898,193
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,898,193

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,898,193
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 2.47%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus (Cayman) Financial Sector II GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,898,193
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,898,193

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,898,193
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 2.47%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,592,774
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,592,774

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,592,774
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 9.88%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,592,774
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,592,774

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,592,774
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 9.88%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,592,774
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,592,774

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,592,774
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 9.88%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2024.

Explanatory Note:

This Amendment No. 1 (this “Amendment No. 1”) to the statement of beneficial ownership on Schedule 13D amends and supplements the statement of beneficial ownership on Schedule 13D filed by the Reporting Persons on December 1, 2023 (the “Original Schedule 13D”, and together with this Amendment No. 1, the “Schedule 13D”). Except as amended in this Amendment No. 1, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 1 as so defined in the Original Schedule 13D, unless otherwise defined in this Amendment No. 1.

Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The beneficial ownership reported herein has been rounded to the nearest whole share, as applicable, unless otherwise specified.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b), and (c) are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the common shares beneficially owned are based on a total of approximately 157,745,771 shares of Common Stock issued and outstanding as of May 2, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on May 10, 2024.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

As of the date hereof, WPGG14 Purchaser directly holds 11,694,581 shares of Common Stock and WPFSII Purchaser directly holds 3,898,193 shares of Common Stock, collectively representing approximately 9.88% of the outstanding shares of Common Stock. Such amounts do not include shares of Common Stock acquirable upon exchange of non-voting, common equivalent stock of the Issuer (the “NVCE Stock”) (including shares of NVCE Stock for which the Warrants (as defined herein) may be exercised) directly held by WPGG14 Purchaser or by WPFSII Purchaser, which are not exchangeable within 60 days and are subject to the receipt of required regulatory approvals, as described in Item 4 hereof.

WPGG14 Purchaser is controlled by the WP Global Growth 14 Funds; WPFSII Purchaser is controlled by the WP Financial Sector II Funds; WPGG Cayman 14 GP is the general partner of each of the WP Global Growth 14 Funds; WPGG Cayman 14 GP LLC is the general partner of WPGG Cayman 14 GP; WPFS Cayman II GP is the general partner of each of the WP Financial Sector II Funds; WPFS Cayman II GP LLC is the general partner of WPFS Cayman II GP; WPP II Cayman is the managing member of WPGG Cayman 14 GP LLC and WPFS Cayman II GP LLC; WP Bermuda GP is the general partner of WPP II Cayman; and WP LLC is the manager of the WP Global Growth 14 Funds and WP Financial Sector II Funds. Investment and voting decisions with respect to the shares of Common Stock held by the Reporting Persons are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares of Common Stock held by the Reporting Persons.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person (except for WP Clipper GG 14 L.P., the WP Global Growth 14 Funds, WP Clipper FS II L.P. and WP Financial Sector II Funds to the extent set forth herein) is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such common shares.

(c) Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has effected any transaction in the common shares in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

WP Clipper GG 14 L.P. has entered into a Margin Loan Agreement dated as of July 30, 2024 (as amended from time to time, the “Loan Agreement” and together with any borrowing notice and each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, including pursuant to one or more pledge and security agreements, the “Margin Loan Documentation”), with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and HSBC Bank USA, National Association, as administrative agent and collateral agent (the “Administrative Agent”). As of August 1, 2024, the borrowers under the Loan Agreement, including WP Clipper GG 14 L.P., have borrowed an aggregate of $134,440,169.58 (not including any interest paid in kind) under the Loan Agreement. Pursuant to the Loan Agreement, WP Clipper GG 14 L.P.’s obligations are secured by a pledge of 11,694,581 shares of Common Stock owned by WP Clipper GG 14 L.P. (the “Pledged Shares”) and such other securities and other collateral as may be pledged from time to time. The loans under the Loan Agreement mature on or about June 30, 2027. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require WP Clipper GG 14 L.P. to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Shares and other collateral, in each case, in accordance with the Margin Loan Documentation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2024

WP CLIPPER GG 14 L.P.

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WP CLIPPER FS II L.P.

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS (CALLISTO) GLOBAL GROWTH 14 (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth 14, GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS (EUROPA) GLOBAL GROWTH 14 (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS GLOBAL GROWTH 14-B (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS GLOBAL GROWTH 14-E (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS GLOBAL GROWTH 14 PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WP GLOBAL GROWTH 14 PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS FINANCIAL SECTOR II (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS FINANCIAL SECTOR II-E (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS FINANCIAL SECTOR II PARTNERS (CAYMAN), L.P.

By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS (CAYMAN) GLOBAL GROWTH 14 GP, L.P.

By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS (CAYMAN) GLOBAL GROWTH 14 GP LLC

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP, L.P.

By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP LLC

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorized Signatory

WARBURG PINCUS LLC

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: General Counsel, Managing Director